SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2021

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

On July 7, 2021, Mr. Lee, Kye-Sung and Ms. Kim, Jae-Shin were appointed by the Minister of the Ministry of Economy and Finance as non-standing directors of Korea Electric Power Corporation (“KEPCO”) for a term of two years beginning on July 9, 2021 and ending on July 8, 2023.

Biographic details of the non-standing directors are set forth below.

Name	Biographic details
Lee, Kye-Sung

●Gender: Male

●Date of Birth: February 28, 1957

●Previous Positions:

—Senior Secretary for Political Affairs of National Assembly Speaker

—Spokesman of National Assembly Speaker

—Editorial Page Editor of the Korea Times

Kim, Jae-Shin

●Gender: Female

●Date of Birth: December 18, 1966

●Current Positions:

—Certified Public Accountant of Nexia Samduk

—Non-Standing Director of the Korean Institute of Certified Public Accountants

—President of Women’s association of the Korean Institute of Certified Public Accountants

—Auditor of Ewha Haktang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, Joo-soo
Name:	Park, Joo-soo
Title:	Corporate Vice President

Date: July 8, 2021